                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 2000


                         Commission file number: 1-5256






        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)

Item 1.  Changes in the Plan

None

Item 2.  Changes in Investment Policy

None

Item 3.  Contributions Under the Plan

Contributions made by the Corporation are measured by reference to the employees' contributions and are not discretionary.

Item 4.  Participating Employees

There were approximately 7,645 enrolled participants in the Plan as of December 31, 2000, out of approximately 9,166 eligible employees.

Item 5.  Administration of the Plan

(a) The Plan provides that a Committee of three persons be appointed to administer the Plan. The Committee, the VF Corporation Pension Plan Committee, is comprised of the following officers, and director of the
         Corporation: Candace Cummings, Vice President - Administration, General Counsel & Secretary; Frank C. Pickard III, Vice President - Treasurer; and Susan L. Williams, Vice President - Human Resources, and Len T. Ebright, Director Corporate Finance. All committee persons are located at the Corporation's headquarters: 628 Green Valley Road, Suite 500, Greensboro, NC 27408. Each of these individuals is an employee of the Corporation. The Committee has the power to adopt rules and regulations for carrying out and administering the Plan and has the full authority and power to construe, interpret and administer the Plan. Committee members receive no compensation from the Plan.

(b) All expenses of administration of the Plan, including Trustee fees, are paid by the Corporation.

Item 6.  Custodian of Investments

(a) The Corporation has entered into a Trust Agreement under which Fidelity Management Trust Company, 300 Puritan Way, Marlboro, MA 01752, has been appointed as Trustee under the Plan. Under the terms of the Trustee Agreement, Fidelity Management Trust Company holds and invests all assets of the Plan with the exception of the Fixed Income Fund trusteed by UMB Bank, n.a., subject to the direction of each of the participants of the Plan regarding the investment fund or funds for existing account balances and future contribution elections.

(b)      The custodian's compensation is paid by the Corporation.

(c)      No bond was furnished or is required to be furnished by the Trustee.

Item 7.  Reports to Participating Employees

Each participant receives a quarterly statement showing the amounts contributed by him/her to each of the funds during the calendar quarter and the market values of investments as of the end of each quarter. The statement also shows the Corporation's matching contributions allocated to the participant through the Employee Stock Ownership Plan, which are invested in VF Corporation Series B Preferred Stock (ESOP Preferred Stock), and the fair values based on the preferred stock's stated redemption price of $30.875 per share or 160% of the market value of the Corporation's Common Stock, whichever is greater.

Item 8.  Investment of Funds

Each participant by using the Fidelity Voice Response System or their internet site may direct Fidelity to invest his/her own contributions in one or more of the following funds:

-        Money Market Fund

-        Fixed Income Fund

-        Balanced Fund

-        Equity Growth & Income Fund

-        Index 500 Fund

-        Dividend Growth Fund

-        Small-Cap Value Fund

-        Small-Cap Growth Fund

-        Foreign Fund

-        VF Corporation Common Stock Fund (investing in common stock of the
         Corporation)

-        Mutual Fund Window

The Corporation's matching contributions go solely to the ESOP. These contributions are allocated to participants who receive full value in the form of ESOP Preferred Stock and are used by the ESOP to pay principal and debt service on a loan from the Corporation.

Brokerage commissions of $2,732, $6,514, and $6,579 for the years ended December 31, 2000, 1999, and 1998 were paid by the Trustee to acquire and sell the Corporation's common stock for the Plan.

Item 9.  Financial Statements and Exhibits

(a)      Financial Statements                                                           Page No.
Report of Independent Accountants                                                           6

Statements of Net Assets Available for Benefits
         December 31, 2000 and 1999                                                         7

Statements of Changes in Net Assets Available for Benefits -
         For the Years Ended December 31, 2000, 1999, and 1998                              8

Notes to Financial Statements                                                               9

Supplemental Schedules*:
         Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes            17


         * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
                  Disclosure under ERISA have been omitted because they are not applicable.

(b)      Exhibits

                  Exhibit 23.1 - Consent of Independent Accountants                        18

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                              VF Corporation Tax-Advantaged Savings Plan
                                        for Salaried Employees




                              By:   /s/ Frank C. Pickard III
                                  ----------------------------------------------
                                        Frank C. Pickard III
                                        Vice President, Treasurer
                                        VF Corporation




Date:  April 30, 2001

                        Report of Independent Accountants


VF Corporation Pension Plan Committee
VF Corporation Tax-Advantaged Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 30, 2001

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                            December 31
ASSETS                                                2000              1999
------                                                ----              ----
Investments, at fair value
  VF Corporation Common Stock -
    691,764 shares in 2000
    653,116 shares in 1999                        $ 25,069,530      $ 19,593,480
  VF Corporation ESOP Preferred Stock -
    1,570,301 shares in 2000
    1,669,444 shares in 1999                        91,052,333        80,133,315
  Other securities                                 225,061,590       214,123,308
                                                  ------------      ------------
     Total investments                             341,183,453       313,850,103
Loans receivable from participants                  12,235,738        11,260,552
                                                  ------------      ------------
       TOTAL ASSETS                                353,419,191       325,110,655
                                                  ------------      ------------

LIABILITIES
-----------

Employee Stock Ownership
  Plan obligation - payable to VF
  Corporation                                       12,312,041        21,140,274
                                                  ------------      ------------
       TOTAL LIABILITIES                            12,312,041        21,140,274
                                                  ------------      ------------
Net assets available for benefits                 $341,107,150      $303,970,381
                                                  ============      ============



See notes to financial statements.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                    Year Ended December 31
                                                         2000                1999                1998
                                                    -------------       -------------       -------------
Investment income

  Dividends on VF Corporation ESOP
    Preferred Stock                                 $   3,335,572       $   3,548,108       $   3,717,516
  Interest                                                  9,214             766,141           1,772,472
  Dividends on VF Corporation Common Stock                613,165             568,777             584,321
  Income from mutual funds and bank common
    trust funds                                        13,047,168           8,183,052           7,841,664
                                                    -------------       -------------       -------------
                                                       17,005,119          13,066,078          13,915,973
                                                    -------------       -------------       -------------
Contributions
  Interest on loan repayments                             907,214             819,721             800,338
  Transfer from merged plans (Note A)                  22,460,258                   0          16,229,453
  Participants                                         21,275,592          18,853,409          17,745,275
  VF Corporation                                        7,172,768           6,907,055           6,412,929
                                                    -------------       -------------       -------------
                                                       51,815,832          26,580,185          41,187,995
                                                    -------------       -------------       -------------

Withdrawals                                           (26,745,185)        (26,465,797)        (16,589,990)
Forfeitures that reduce
  VF Corporation contributions                           (287,053)           (194,398)           (210,581)
Interest paid to VF Corporation on Employee
  Stock Ownership Plan obligation                      (1,744,899)         (2,553,867)         (3,265,449)
Net realized and unrealized appreciation
  (depreciation) in fair value of investments          (2,907,045)        (40,894,272)         22,062,543
                                                    -------------       -------------       -------------
Net increase (decrease)                                37,136,769         (30,462,071)         57,100,491

Net assets available for benefits
  at beginning of year                                303,970,381         334,432,452         277,331,961
                                                    -------------       -------------       -------------
Net assets available for benefits
  at end of year                                    $ 341,107,150       $ 303,970,381       $ 334,432,452
                                                    =============       =============       =============

See notes to financial statements.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


NOTE A -- DESCRIPTION OF THE PLAN

VF Corporation (the Corporation) sponsors the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 15% of their compensation to the Plan (highly compensated employees are limited to 10%). The Corporation matches employee contributions by 50% for up to 6% of compensation contributed by the employee. Employees remain fully vested in their contributions to the Plan. The Corporation's matching contributions are vested monthly on a pro rata basis, with full vesting after five years of service or upon normal retirement, disability or death.

The Plan includes an Employee Stock Ownership Plan (ESOP). In 1990, the ESOP purchased 2,105,263 shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) for $65.0 million. Each share of ESOP Preferred Stock, which has a redemption value of $30.875 plus cumulative accrued dividends, is convertible into 1.6 shares of VF Corporation Common Stock and is entitled to two votes. The trustee for the ESOP may convert the ESOP Preferred Stock to Common Stock at any time or may cause the Corporation to redeem the ESOP Preferred Stock under certain circumstances. The ESOP Preferred Stock also has preference in liquidation over all other stock issues. The Corporation's matching contributions, all of which go into the ESOP, are allocated to employees in shares of ESOP Preferred Stock. Of the shares of ESOP Preferred Stock owned by the ESOP, 1,312,345 shares in 2000 and 1,207,391 shares in 1999 have been allocated to employees.

The ESOP's purchase of the ESOP Preferred Stock was funded by a loan of $65.0 million from the Corporation that bears interest at 9.8%. The loan will be repaid in increasing installments through 2002 from future minimum Corporation matching contributions to the ESOP and dividends on the ESOP Preferred Stock. The Corporation's minimum required matching contributions and dividends are $9.6 million in 2001 and $3.7 million in 2002.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE A -- DESCRIPTION OF THE PLAN (Continued)


Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs of the Plan are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in Common Stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Mutual Fund Window: The option allows participants to select from over 160 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE A -- DESCRIPTION OF THE PLAN (Continued)


Individual accounts are maintained for each participant; each account includes the individual's contributions, Corporation matching contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral vehicle. Forfeitures are used to reduce VF Corporation's obligation to pay plan expenses.

The transfers of applicable participant balances from the Bassett-Walker Thrift Plan, which was merged into the Plan effective April 1, 1998, and the Bestform Savings Plan, Todd Uniform and Horace Small Savings Plans, which were merged into the Plan in 2000, have been disclosed separately in the Statements of Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance, but may not borrow from the Corporation matching portion. Payment in full is required at termination of employment. There were 3,015 loans outstanding at December 31, 2000.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time. In the event of termination, participants become fully vested in their accounts.

The number of participants in each fund was as follows:

                                                           Year Ended December 31
                                                           ----------------------
                                                            2000            1999
                                                           -----           -----
Money Market Fund                                          3,231           3,502
Fixed Income Fund                                          2,841           3,281
Balanced Fund                                              1,797           2,079
Equity Growth & Income Fund                                5,044           5,725
Index 500 Fund                                             3,984           4,550
Dividend Growth Fund                                         297             121
Small-Cap Value Fund                                         928           1,104
Small-Cap Growth Fund                                      1,473           1,563
Foreign Fund                                               1,324           1,301
VF Corporation Common Stock Fund                           3,733           4,259
Employee Stock Ownership Plan                              7,920           8,072

The total number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The ESOP Preferred Stock is stated at fair value, based on the greater of 160% of the fair value of the Corporation's Common Stock or the preferred stock's stated redemption price of $30.875 per share. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan Agreement and are based on customary and reasonable rates for such services.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Reclassifications: Certain amounts included in the prior year financial statements have been reclassified to conform to current year presentation.


NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated January 16, 1996 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

                                             Net Realized & Unrealized
                                          Appreciation (Depreciation) in                           Fair Value
                                     Fair Value for the Year Ended December 31                   At December 31
                                 --------------------------------------------------      ------------------------------
                                     2000               1999               1998              2000              1999
                                 ------------       ------------       ------------      ------------      ------------
Fair value as determined by
  quoted market or stated
  redemption price:
VF Corporation Common Stock      $  5,219,011       $(10,872,959)      $    358,149      $ 25,069,530      $ 19,593,480
ESOP Preferred Stock               15,139,218        (45,661,526)         1,122,167        91,052,333        80,133,315
Mutual funds and
  Bank common trust funds         (25,209,654)        15,225,411         20,443,009       194,880,922       181,162,053
                                 ------------       ------------       ------------      ------------      ------------
                                   (4,851,425)       (41,309,074)        21,923,325       311,002,785       280,888,848
                                 ------------       ------------       ------------      ------------      ------------
Fair value as determined by
  Plan trustee:
  United States government
    obligations                             0           (148,152)                 0                 0                 0
  Commercial notes                          0            (20,392)           139,218                 0                 0
  Mutual funds and
    Bank common trust funds         1,944,380            583,346                  0        30,180,668        32,961,255
                                 ------------       ------------       ------------      ------------      ------------
                                    1,944,380            414,802            139,218        30,180,668        32,961,255
                                 ------------       ------------       ------------      ------------      ------------
                                 $ (2,907,045)      $(40,894,272)      $ 22,062,543      $341,183,453      $313,850,103
                                 ============       ============       ============      ============      ============

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE D -- INVESTMENTS (Continued)


The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                      2000               1999
                                                  -----------        -----------
ESOP Preferred Stock                              $91,052,358        $80,133,315
  (1,570,301 and 1,669,444 shares)
Fidelity Growth & Income Fund                      62,463,611         70,818,636
  (1,483,696 and 1,501,667 shares)
VF Corporation Common Stock                        25,069,530         19,593,480
  (691,764 and 653,116 shares)
Fidelity US Equity Index Pool                      40,258,148         50,724,675
  (1,050,852 and 1,206,007 shares)
ProCapp Fixed Income Fund                          30,180,668         32,961,255
  (2,771,411 and 3,234,666 shares)

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

NOTE E -- NONPARTICIPANT DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                  Employee Stock Ownership Plan
                                                           December 31
                                                      2000               1999
                                                  -----------        -----------
ASSETS
  VF Corporation ESOP
  Preferred Stock
    1,570,301 shares in 2000
    1,669,444 shares in 1999                      $91,052,333        $80,133,315
  Other securities                                    359,709            318,291
                                                  -----------        -----------
    Total investments                              91,412,042         80,451,606
                                                  -----------        -----------
    TOTAL ASSETS                                   91,412,042         80,451,606
                                                  -----------        -----------

LIABILITIES

Employee Stock Ownership
  Plan obligation - payable to VF
  Corporation                                      12,312,041         21,140,274
                                                  -----------        -----------
    TOTAL LIABILITIES                              12,312,041         21,140,274
                                                  -----------        -----------
Net assets available for benefits                 $79,100,001        $59,311,332
                                                  ===========        ===========

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                          Notes to Financial Statements

NOTE E -- NONPARTICIPANT DIRECTED ACCOUNTS (continued)

Changes in Net Assets                                            Year Ended December 31
                                                      2000                1999                1998
                                                 -------------       -------------       -------------
Investment income
  Dividends on ESOP Preferred Stock              $   3,335,572       $   3,548,108       $   3,717,516
  Income from mutual funds and
    bank common trust funds                             37,564              17,013              26,771
                                                 -------------       -------------       -------------
                                                     3,373,136           3,565,121           3,744,287
Contributions
  VF Corporation                                     7,172,768           6,907,055           6,412,929
                                                 -------------       -------------       -------------
                                                     7,172,768           6,907,055           6,412,929
                                                 -------------       -------------       -------------


Withdrawals                                         (3,950,527)         (6,246,284)         (4,330,554)
Forfeitures that reduce
  VF Corporation contributions                        (201,027)           (184,026)           (202,527)

Interest paid to VF Corporation on Employee
  Stock Ownership Plan obligation                   (1,744,899)         (2,553,867)         (3,265,449)
Net realized and unrealized appreciation
 (depreciation)in fair value of investments         15,139,218         (45,661,526)          1,122,167
                                                 -------------       -------------       -------------
Net increase (decrease)                             19,788,669         (44,173,527)          3,480,853


Net assets available for benefits
  Beginning of year                                 59,311,332         103,484,859         100,004,006
                                                 -------------       -------------       -------------
  End of year                                    $  79,100,001       $  59,311,332       $ 103,484,859
                                                 =============       =============       =============

                   VF Corporation Tax-Advantaged Savings Plan
                             for Salaried Employees

      Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes
                              At December 31, 2000




Identity of issue, borrower,                        Number of                          Current
Lessor, or similar party                             Shares            Cost             Value
------------------------                             ------            ----             -----
*Fidelity Puritan Fund                                567,180        10,333,523        10,679,992
*Fidelity Growth & Income Fund                      1,483,696        46,306,057        62,463,611
*Fidelity Diversified International Fund              288,624         6,278,397         6,332,412
*Fidelity Dividend Growth Fund                         51,655         1,528,268         1,547,581
*Fidelity Retirement Money Market Portfolio        15,294,731        15,294,731        15,294,731
*Fidelity U.S. Equity Index Commingled Pool         1,050,852        40,113,952        40,258,148
 Baron Asset Fund                                     143,930         7,477,313         7,828,337
 Longleaf Small Cap Fund                              152,597         3,353,592         3,451,753
*ProCapp Fixed Income Fund                          2,771,411        28,036,172        30,180,668
*VF Corporation Common Stock                          691,764        16,877,253        25,069,530
*VF Corporation ESOP Preferred Stock                1,570,301        54,091,579        91,052,333
*Mutual Fund Window                                       N/A        56,732,568        47,024,357
 Loans receivable from participants
  (with interest rates from 7% to 9%)                     N/A        12,235,738        12,235,738
                                                                   ------------      ------------
                                                                   $298,659,143      $353,419,191
                                                                   ============      ============




* represents a party-in-trust




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